MORELLA & ASSOCIATES
ATTORNEYS AT LAW
A PROFESSIONAL CORPORATION

Warren J. Archer
Licensed to practice in PA

wjarcher@morellalaw.com
(412) 369-9696 x116

January 15, 2013

VIA OVERNIGHT DELIVERY
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
    Attention: Mr. Larry Spirgel

    Re: **Strategic Global Investment, Inc.**
           Offering Statement on Form 1-A
           Filed December 10, 2012
           File No. 024-10338

Dear Mr. Spirgel:

    This letter is being furnished on behalf of Strategic Global Investments, Inc. (the "*Company*") in response to comments received from the staff of the Division of Corporation Finance (the "*Staff*") of the U.S. Securities and Exchange Commission (the "*Commission*") by letter dated January 4, 2013 to Mr. Andrew Fellner, Chief Executive Officer and Chief Financial Officer of the Company, with respect to the Company's Offering Statement on Form 1-A (File No. 024-10338) (the "*Offering Statement*") that was filed with the Commission on December 10, 2012.

    The text of the Staff's comments has been included in this letter in bold and italics for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff's letter. For your convenience, we have also set forth the Company's response to each of the numbered comments immediately below each comment.

    In addition, on behalf of the Company, we are providing to you Amendment No. 1 (*"Amendment"*) to the Offering Registration Statement. The Amendment has been revised to reflect both the Company's responses to the comments from the Staff and certain updating and conforming changes. All page numbers in the responses below refer to the Amendment, except as otherwise noted. We are delivering by messenger a courtesy package, which includes eight copies of Amendment No. 1, four of which have been marked to show changes from the initial filing of the Offering Statement.

General

1. We note that on the Wazillo website the company is described as a public company. However, you are listed on the OTC Pink lists and have not filed any periodic report with the Commission since 1998. Please advise.

   Response: The Company has revised its websites to make clear that its stock is publicly traded on the OTC Pink Lists, but that it is not a publicly reporting company.

Cover Page

2. At the bottom of the page, please provide a page number reference for the Risk Factor section.

   Response: The Company has revised the Offering Statement as requested. See the Cover page of the Amendment.

Important Notices to Investors, page 3

3. In the second paragraph, it is not clear why you refer to the District of Columbia and the state of Virginia, when elsewhere you indicate that you are planning to have the offering only qualified in California and Florida. Please revise or advise.

   Response: The Company has revised the Offering Statement to delete the references to the District of Columbia and the State of Virginia. See "Important Notices to Investors", page 3 of the Amendment.

Risk Factors, page 9

4. In the introductory paragraph you state that the risks described in this section are not the only risks you face. Please revise to indicate that you have addressed all material risks to investors.

   Response: The Company has deleted the limitation on the risks it faces. See "Risk Factors", page 10 of the Amendment.

We have only a small number of subscribers ..., page 10

5. As this risk factor relates to profitability, please revise to clarify if the subscribers you refer to here are paid subscribers, or otherwise explain the significance of subscribers for your profitability.

Response: The Company has revised the disclosure to make clear that the "subscribers" referred to are not paying subscribers. See page 10 of the Amendment.

Investors in this offering will experience immediate dilution..., page 15

6. It is not clear how offering expenses relate to dilution. Please revise.

   Response: The Company has deleted the reference to offering expenses. See page 16 of the Amendment.

We will incur increased costs as a result of become..., page 16

7. Please revise to indicate your timing for seeking to become a publicly reporting company.

   Response: The Company has deleted this Risk Factor. While the Company still plans to file a Form 10 as soon as practical, it now needs to prepare its 2012 financial statements and to have them audited. However, the Company's SEC auditor has given up SEC practice, so there will be an additional delay while a new auditor is found. Given the fact that the Company cannot reasonably estimate the time it needs to prepare and file a Form 10, let alone estimate the time it will take to get it approved, the Company has concluded that it is best to drop any reference to its plans. See page 16 of the Amendment.

As an emerging growth company, we intend to follow..., page 17

8. The term "emerging growth company" applies to registrants and reporting companies. Please delete this risk factor.

   Response: The Company has deleted this Risk Factor. See page 17 of the Amendment.

If and when we become a publicly reporting company..., page 17

9. This risk factor suggests that the company will be a public reporting company following this offering. Please delete or revise to clarify when you intend on becoming a public reporting company.

   Response: The Company has deleted this Risk Factor. See page 17 of the Amendment.

706 ROCHESTER ROAD · PITTSBURGH, PA 15237 · PHONE: (412) 369-9696 · FAX: (412) 369-9990

Dilution, page 18

10.   Please delete as confusing the word "assumed" in the phrase "assumed public offering price."

        Response: The Company has made the requested change. See page 17 of the Amendment.

Plan of Distribution, page 19

11.   It is not clear what the term "Subscription Package" refers to. There is no Exhibit 1 to the
        offering circular. The subscription agreement is attached as Exhibit 4.

        Response: The Company has revised the Offering Statement to only make reference to the
        subscription agreement which will accompany the Offering Statement. See page 18 of the
        Amendment. Also, we would like to note that the form of subscription agreement that was filed
        as an Exhibit to the Form 1-A was designated as Exhibit 4 to the Form, pursuant to the
        Commission's Rules. It was not intended to be an exhibit to the Offering Statement.

Our Business, page 22

12.   Please explain in greater depth how the media site functions. For example, there appears to be a
        significant number of videos available on nine different channels on your website. There also
        appears to be a schedule of different recurring shows. Explain these details more fully. You
        state that access to some videos is limited through the use of logins and passwords, yet a
        sampling of the videos on your website did not reveal any such restricted videos.

        Response: The "Our Business" section has been revised to make the operation of the websites
clearer, but without getting into too much technical detail. In addition, we have revised the text to make
clear that password protected videos are available to customers, but have not yet been used by any of
them. See pages 22 and 23 of the Amendment.

13.   We note that you have experienced significant losses in each of the past two years. Please revise
        to clarify the factors that have led to such losses, for example, the extent to which they are
        associated with one part of your business, such as the development of your streaming website, or
        another. Further, disclose what steps the company plans to take in order to achieve profitability,
        and the timing of those steps.

        Response: The Company has revised the Offering Statement as requested. See "Our Business-
        Our Challenge" on pages 24 and 25 of the Amendment. In addition, we'd like to note that we
        believe the Company identified the most important steps it has to take to achieve profitability in
        its original filing (which language remains in the Offering Statement) when it stated that in order

to be profitable, it needed to hire a staff of full-time sales people and obtain more venues to use its Streaming Site. The Company further provided investors with estimated numbers which were needed for its Streaming Site to become profitable in detail under the "Streaming Site" section. The Company continues to believe that these goals are the keys to profitability for it, but it has expanded its discussion of this topic as the Staff requested.

Although we have added some language about the timing of achieving profitability, the Staff will recognize that actually accomplishing this depends upon (1) how much money is raised in this Offering and how quickly it is raised, (2) how quickly sales people can be found and trained and (3) how quickly a larger sales force can increase revenue. These are factors that are largely out of the Company's control, so it is unwilling to potentially mislead investors into thinking that the Company can accurately predict when it will become profitable.

14. Also explain how you earn revenues or expect to earn revenue from your website. In particular, disclose to what extent you rely or expect to rely on revenue based on advertising on your websites.

Response: The Offering Statement has been revised in accordance with the Comment. See page 23, "Media Site", and page 24 "Streaming Site" of the Amendment.

15. Please revise on page 22 to clarify what the "Punta Perfecta project" is.

Response: The Company has revised the Offering Statement as requested. See page 24 of the Amendment.

Our Streaming Site, page 24

16. We note your statement on page 25 that "the response from the venues and the visitors to its website have been good to date." Please clarify the nature of the responses to which you refer.

Response: The statement has been deleted because it was based on the number of people viewing the site, and the Company cannot demonstrate that mental impressions of those visitors were good.

Certain Relationships and Related Transactions, page 29

17. Please identify the number of votes attached to each share of Class A Preferred stock.

Response: The Company has revised the disclosure on page 29 of the Offering Statement as requested. See page 29 of the Amendment.

Financial Statements – General

18. Please revise to sequentially number all pages of the financial statements and corresponding notes for all periods presented.

   Response: The Company has made the requested revision. See the financial pages, pages F-1 through F-32 of the Amendment.

Combined Balance Sheets for the Years Ending December 31, 2011 and 2010

19. In regards to your investment property balances, please disclose in the notes a description of the investment property, date of acquisition, how you accounted for each transaction and valuation technique(s) used to measure the acquisition-date fair value of the investment property interest acquired.

   Response: The Company has revised Note 9 to the annual Financial Statements as requested. See page F-16 of the Amendment.

Combined Statement of Operations for the Years Ending December 31, 2011 and 2010

20. It appears that $100,983 of revenue reported in the fiscal year ended December 31, 2011 may be a gain realized from the sale of a short term investment property described in Note 7. If so, it appears this should be reported as non-operating income. Please revise accordingly to reclassify the gain from revenue to "Other Income" or advise us.

   Response: The Company has reclassified the gain as requested. See page F-3 of the Amendment.

21. We note the "Impairment of Goodwill" charge for the fiscal year ended December 31, 2011. Please disclose in the notes the facts and circumstances that led to the impairment charge, including a description of the acquisition that yielded the goodwill and disclosure about business and economic conditions that gave rise to the impairment.

   Response: The Company has revised Note 10 to the annual financial statements as requested. See page F-16 of the Amendment.

Combined Statements of Cash Flows for the Years Ending December 31, 2011 and 2010

22.   We note the disclosure in Note 4 that during the third quarter of 2011 the company "repurchased [5 million] shares of common stock in exchange for $50,000…" Please explain where the corresponding line item appears in the statement of cash flows for the year ended December 31, 2011 or revise.

        Response: The company has revised its statement of cash flows for the year ended December 31, 2011 so that the corresponding line item is repurchase of common stock ($50,000). Previously, the repurchase of common stock was netted against the purchase. See page F-3 of the Amendment.

Note 4 – Stockholder's Equity

23.   We note your disclosure that the company issued 55.1 million shares of common stock "to effect the reverse acquisition" of Punta Perfecta S.A. de C.V. In this regard please explain to us facts and circumstances of the Punta Perfecta acquisition. Further, tell us how you accounted for the acquisition, including:
        a.   Whether or not the financial statements have been issued under the name of the legal parent (accounting acquiree) but described in the notes as a continuation of the financial statements of the legal subsidiary (accounting acquirer), with one adjustment to retroactively adjust the accounting acquirer's legal capital to reflect the legal capital of the accounting acquiree.
        b.   Whether the assets and liabilities of the legal subsidiary (the accounting acquirer) were recognized and measured at their pre-combination carrying amounts;
        c.   Whether the assets and liabilities of the legal parent (the accounting acquiree) were recognized and measured in accordance with ASC Topic 805;
        d.   Whether the amount recognized as issued equity interests in the consolidated financial statements were determined by adding the issued equity interest of the legal subsidiary (the accounting acquirer) outstanding immediately before the business combination to the fair value of the legal parent (accounting acquiree) determined in accordance with ASC Topic 805. See ASC Topic 805-40-45-1.

        Response: The Company accounted for the acquisition of Punta Perfecta as is described in Footnotes 8 and 9 to the financial statements for the years ended December 31, 2011 and 2010. See page F-16 of the Amendment.

24.   As it appears a significant business combination occurred during 2010, please provide the financial statements of Punta Perfecta S.A. de C.V for the specified period as required by Rule 8-04 of Regulation S-X or advise us.

Response: Punta Perfecta S.A. de C. V., which is a Mexican corporation, was acquired by the Company solely because, under Mexican law, a US company cannot own land in Mexico within 30 miles of the water front. The Company wanted to buy the land owned by Punta and the two houses on the land, but the only way to do so was to buy the stock of Punta. However, Punta did not have financial statements, so the Company cannot provide them to the Staff. It was just an owner of land, which lacked the funds to develop the land. At the time of the acquisition, the Company hoped to be able to raise the money to develop a real estate project there, but was unable to do so when the real estate market in Mexico collapsed in response to the collapse of the real estate market in the U.S.

25.   Please provide an explanation that reconciles the common stock issuances described in the notes for fiscal years 2010 and 2011 with the balances found in the Statements of Stockholders' Equity. As examples, we note your descriptions of issuances totaling 65.2 million shares in fiscal year 2010 but note the issuance of approximately 67.1 million shares in your Statement of Stockholder's Equity; and, we note your description of the repurchase of 5 million shares in fiscal year 2011 but do not see a corresponding line item in your Statements of Stockholders' Equity.

Response: The Company has revised the Statement of Shareholders Equity and Common Stock Footnote for the Financial Statements for the years ended December 31, 2011 and 2010 in response to the Comment.

Interim Financial Statements for the Period Ending September 30, 2012
Combined Balance Sheets

26.   We note that the Investment Property line-item balances appear to have been reclassified as Investment in Subsidiary for the interim period ending September 30, 2012 when compared to the financial statements for the years ending December 31, 2011 and 2010, respectively. Please explain and disclose the facts and circumstances surrounding the balance sheet reclassification.

Response: The Company has the line-item balances under Investment Property to delete the reference to "Investment in Subsidiary" for the interim period ending September 30, 2112. The asset was properly included as Investment Property. The change in the description as an inadvertent error. See page F-32 of the Amendment.

27.   Please provide in the notes summarized interim income statement information of the investee if it is significant, as required by S-X 10-01(b)(1).

Response: The Company has revised interim financial statements for the period ending September 30, 2012 and related footnotes to include a description of the purchase and recording of stock issuance and recording of an asset. See Footnotes 8 and 9 on page F-32 of the Amendment.

If you have any questions about these responses, please contact the undersigned.

Very truly yours,



Warren J. Archer

cc: Mr. Joseph Cascarano
     Mr. Robert Littlepage
     Mr. Gregory Dundas
     Mr. Andrew Fellner